MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel
DATE:	February 14, 2017
SUBJECT:
Response to comments to the initial registration statement (the "Registration Statement") filed on Form N-14 on January 17, 2017 relating to the merger of the JNL/Morgan Stanley Mid Cap Growth Fund into the JNL/T. Rowe Price Mid-Cap Growth Fund, each a series of the JNL Series Trust (the "Registrant")
File No.: 333-215569

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission" and the "Commission Staff," as appropriate) comments to the Registration Statement received via telephone on February 3, 2017.

The comments are repeated below in italics, with responses immediately following.

1.	General Comments

a.	Under the "Dear Contract Owner" letter, please clarify the specific actions you are referencing in the fourth paragraph.

RESPONSE: The Registrant has updated the language in the fourth paragraph as follows:

While no action is required of you with regard to the reorganization, you may wish to take actions relating to your future allocation of premium payments under your insurance contract to the various investment divisions (the "Divisions") of your separate account. You may execute certain changes prior to the Reorganization, in addition to following the Reorganization with regard to the Acquiring Fund, such as allocating your premium payments to other Divisions.

b.
On the first page of the Information Statement, please consider whether you need to augment the language stating "had net premiums or contributions allocated to the investment divisions of their separate accounts" with contract value or account value language.

RESPONSE: The Registrant has considered the comment and determined that no enhancements are needed to the current disclosure.

c.
Please either update the effective date of the information statement to be in accordance with the 245-day requirement of Regulation S-X Article 3–18(c) or provide updated financial statements that meet this requirement.

RESPONSE: The Registrant had changed the effective date of the information statement to February 28, 2017, which is in accordance with the 245-day requirement of Regulation S-X Article 3–18(c).

d.	Please describe supplementally how this merger satisfies the conditions of Rule 17a-8.

RESPONSE: The Registrant confirms supplementally that the Registrant's Declaration of Trust, By-Laws, and applicable state law do not require shareholder approval of this Reorganization.  Moreover, Rule 17a-8 under the 1940 Act allows for the Reorganization without the need for shareholder approval because there is no material difference between the investment policies that under Section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities of the Acquired Fund and the Acquiring Fund, there is no material difference between the respective advisory contracts, and the Funds are series of the same Trust with the same non-interested Trustees.  The Registrant believes that it has thoroughly explained this on the Summary page and on pages 12-14 of the Registration Statement.

e.
On page 1 or 2, please discuss the tax consequences of the Reorganization and include in this section the expected brokerage costs of the transaction and how much of the Acquired Fund is expected to be sold in the Reorganization.

RESPONSE: The Registrant has updated the language.

f.	On page 1 or 2, please break out the estimates of transaction costs by Fund.

RESPONSE: The Registrant has updated the language.

g.	On page 3 for the Comparative Fee Tables, please update the fees to make sure current fees are reflected as either June 30, 2016 or December 31, 2016, if available.

RESPONSE: The Registrant has updated the Comparative Fee Tables to include fees reflected as of December 31, 2016.

h.
On page 4, under "Portfolio Turnover," for ease of investor reading, please provide an average portfolio turnover rate by Fund class as opposed to providing both Class A and Class B portfolio turnover rates.

RESPONSE: The Registrant has updated the language.

i.	On page 5, under "Comparison of Investment Objectives, Principal Policies and Strategies," please update the market capitalization range of the Russell Midcap® Growth Index as of December 31, 2016.

RESPONSE: The Registrant respectfully declines this comment as the disclosure provided in this Registration Statement is consistent with the Fund's current prospectus, dated April 25, 2016.

j.	On page 7, under "Comparison of Principal Risk Factors," please provide a brief narrative of the JNL/T. Rowe Price Mid-Cap Growth Fund's risks prior to the table.

RESPONSE: The Registrant has updated the language to include a brief narrative.

k.	On page 8, please confirm that "Stock risk" is not applicable to the JNL/Morgan Stanley Mid Cap Growth Fund.

RESPONSE: The Registrants confirms that "Stock risk" is not a principal risk of the JNL/Morgan Stanley Mid Cap Growth Fund.  Additionally, the Registrant notes that there is language in the paragraph preceding the risk table that notes that the table is only indicating the principal risks associated with each Fund, and that additional information about each principal risk and other applicable risks can be found in Appendix B.  This chart is consistent with the Fund's prospectus disclosure of risks.

l.	Please review the format of the information statement and be consistent in the order of presentation when comparing the two Funds.

RESPONSE: The Registrant has updated the format of the information statement for consistency.

m.	On page 11, please update the Capitalization Table to be within 30 days of the effective date of the definitive filing.

RESPONSE: The Capitalization Table sets forth information as of June 30, 2016 (i.e., the date of the Funds' most recent semi-annual report).  The Registrant believes this to be compliant with Item 4(b) of Form N-14.

n.	On page 16, under "Management Fees," please update the table, and any other table where applicable, to reflect fiscal year ended December 31, 2016 numbers.

RESPONSE: The Registrant has updated the table.

o.	Please supplementally explain which Fund will be the surviving fund for accounting purposes.

RESPONSE: In this transaction, the JNL/T. Rowe Price Mid-Cap Growth Fund will be the surviving fund for accounting purposes.

2.	Other Comments

a.	Please confirm that a tax opinion will be filed within a couple weeks of effectiveness.

RESPONSE: The Registrant confirms that a tax opinion will be filed within a couple weeks of effectiveness.

b.
Please confirm that the pro forma financial statements required by Rule 11-01 of Regulation S-X are not required because the net asset value of the Acquired Fund, within 30 days of the effective date of the information statement, does not exceed 10% of the Acquiring Fund's net asset value.

RESPONSE: The Registrant confirms supplementally that the net asset value of the Acquired Fund, within 30 days of the effective date of the information statement, does not exceed 10% of the Acquiring Fund's net asset value.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc: File